EXHIBIT 99.1

Yamana Gold Reports Strong Second Quarter 2021 Production Results and Cash Flows; Jacobina and Canadian Malartic Achieve All-Time Quarterly High Production; Minera Florida and El Peñón Post Standout Quarters

TORONTO, July 29, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the second quarter of 2021. Strong cash flow and production during the quarter were underpinned by all-time quarterly high production at Jacobina and Canadian Malartic as well as standout quarters from Minera Florida and El Peñón.

In a separate announcement published today, the Company reported significant progress on the Phase 2 expansion of Jacobina as well as strong exploration results that expand the operation’s mineral resource inventory and support the phased expansion, underscoring Jacobina’s exceptional long-term growth potential and ability to further extend strategic mine life. For additional details, please see the press release titled: 'Yamana Gold Reports Significant Progress on Phase 2 Expansion at Jacobina and Strong Exploration Results for the Operation' available on the Company's website at www.yamana.com.

SECOND QUARTER HIGHLIGHTS

Financial Results - Strong Cash Flows Further Strengthen Cash Balances and Balance Sheet Driving Latest Increase in Dividend

  Adjusted net earnings(2, 4) were $70.7 million or $0.07 per share basic and diluted.
  Earnings before taxes of $87.3 million increased significantly in relation to the comparative period earnings before taxes of $9.7 million.
  A non-cash accounting deferred income tax expense of $145.3 million, predominantly associated with an increase in income tax rates in Argentina as applied to certain non-producing assets (namely Suyai and MARA) reduced earnings for the period as under accounting principles, the difference between accounting carrying values and tax basis requires recalculation although not payment of deferred income taxes. Future cash payments associated with the deferred income tax liability are not expected. This has resulted in a net loss(4) for accounting purposes of $43.9 million or $0.05 per share basic and diluted although no cash impact.
  Strong cash flows from operating activities of $153.5 million and cash flows from operating activities before net change in working capital(2) of $167.8 million with free cash flow before dividends and debt repayments(2) of $51.2 million.
  With production and costs in line with plan for the first half of the year, the Company anticipates stronger production, lower unit costs, and increased cash flow in the third and fourth quarters.
  Cash and cash equivalents of $702.0 million, and available credit of $750.0 million, for total available liquidity of approximately $1.5 billion. Cash balances include $223.4 million available for utilization by the MARA Project. The remainder of cash and cash equivalents of $478.6 million, along with further liquidity and incoming cash flows is expected to be more than sufficient to fully fund the Company's business and capital allocation objectives.
  As announced today, the Company is raising its annual dividend to $0.12 per share, representing a nearly 15% increase from the previous level and a cumulative increase of 500% from the second quarter of 2019. The dividend increase reflects improved cash flows and increased cash balances, along with other realized and anticipated strengthening of the Company's financial position.
	Three months ended June 30
(In millions of United States Dollars)	2021	2020
Net Free Cash Flow (2)	$96.3	$60.3
Free Cash Flow before Dividends and Debt Repayments (2)	$51.2	$38.2
Decrease in Net Debt (2)	$22.8	$101.1

Operating Results - Record Production at Jacobina and Canadian Malartic, Standout Quarters from Minera Florida and El Peñón

  Gold equivalent ounce ("GEO")(1) production was 241,341, including gold production of 217,402 ounces, and silver production of 1.63 million ounces.
  Jacobina and Canadian Malartic production reached all-time quarterly highs, with total production of 47,503 and 92,106 ounces of gold, respectively.
  Minera Florida also had a standout quarter, producing 23,813 ounces of gold.
  El Peñón was ahead of plan for the first half of the year and is well positioned for the third and fourth quarters with approximately 57% of annual production for the operation expected in those quarters.
  Cerro Moro produced 25,313 GEO(1), a significant increase versus the comparative prior year period of 15,451 GEO(1).
  The Company remains well positioned to achieve guidance for the year of 1,000,000 GEO(1), underpinned by strong momentum at Jacobina, Canadian Malartic and Minera Florida, as well as an anticipated strong second half of the year at El Peñón and Cerro Moro, as previously guided.
  Cash costs(2) and all-in sustaining costs ("AISC")(2) were $720 and $1,081 per GEO(1), respectively, which were in line with plan and as guided.
  Year-to-date costs are in line with or better than plan, with minimal impact from inflationary pressures. The Company expects per GEO(1) costs to improve in the second half of the year as higher production is expected. Inflationary pressures have been mostly absent, although more recently the Company has begun observing inflationary pressures on certain consumables, namely steel which impacts grinding media costs, higher diesel and other oil-based derivative prices, as well as higher ammonium nitrate prices which impact the cost of explosives, among other less significant items. These higher prices, along with stronger foreign exchange rates than those realized earlier in the year, are expected to have an impact on costs and partially offset the per GEO(1) cost decreases resulting from higher production in the second half of the year, were they to persist for the balance of 2021. At this point, while the Company believes it is reasonable to assume that some of these inflationary pressures will persist for the balance of the year, their impact on the Company’s cost structure is uncertain, although it is not expected to be significant.

Health Safety and Sustainable Development

  The Company's Total Recordable Injury Rate was 0.58(5) for the first six months of 2021.
  Our climate action strategy advanced during the quarter with work to determine the baseline year and data compilation to develop abatement scenarios.
  The Company was ranked 31st in Corporate Knights magazine list of Canada’s Best 50 Corporate Citizens and first amongst Canadian mining companies. The Best 50 rankings are generated based on an evaluation of 8 environmental metrics, 5 social metrics, 6 governance metrics and 3 economic factors.
  The Company released its annual Material Issues Report and Global Reporting Initiative Report in June. These reports cover a variety of sustainability related topics and provides detailed data on the Company’s strong environmental, social and governance (ESG) performance.

Summary of Certain Non-Cash and Other Items Included in Net Loss(4)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended June 30
	2021	2020
Realized and unrealized foreign exchange losses(4)	$9.1	$7.0
Share-based payments/mark-to-market of deferred share units	1.2	23.6
Mark-to-market gains on derivative contracts, investments and other assets	(0.3)	(2.3)
Gain on discontinuation of the equity method of accounting	(9.2)	—
Temporary suspension, standby and other incremental COVID-19 costs	12.7	19.2
Other provisions, write-downs and adjustments(4)	5.3	5.5
Non-cash tax on unrealized foreign exchange (gains) losses	(13.4)	11.8
Income tax effect of adjustments(4)	(1.5)	(11.3)
One-time tax adjustments(4)	110.7	9.8
Total adjustments(4) (i)	$114.6	$63.3
Total adjustments - increase to earnings(4) per share	$0.12	$0.07

(i)     For the three months ended June 30, 2021, net loss(4) would be adjusted by an increase of $114.6 million (2020 - increase of $63.3 million).

Earnings before taxes of $87.3 million increased significantly in relation to the comparative period earnings before taxes of $9.7 million. A non-cash accounting deferred income tax expense of $145.3 million, predominantly associated with an increase in income tax rates in Argentina as applied to certain non-producing assets (namely Suyai and MARA) reduced earnings for the period as under accounting principles, the difference between accounting carrying values and tax basis requires recalculation although not payment of deferred income taxes. Future cash payments associated with the deferred income tax liability are not expected. The net loss(4) of $43.9 million or $0.05 per share basic and diluted, compared to nil or nil per share basic and diluted in the comparative prior year quarter, was impacted by $110.7 million of non-cash income tax items attributable to Yamana Gold Inc. equity holders, primarily driven by the aforementioned tax rate change. Adjusting items of $114.6 million(4), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net loss(4) for the current period.

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had an exceptional second quarter, with production exceeding plan due to higher grade and recoveries from the ore found deeper in the Malartic pit. Throughout the course of 2021 the mine will continue its transition from the Malartic pit to the Barnat pit. Canadian Malartic remains on track to complete topographic drilling and blasting at Barnat by the third quarter of 2021, while overburden removal was completed during the first quarter as planned. The Company expects higher stripping than previous years in association with Barnat, and this increased stripping is expected to normalize over the following years. Additionally, the Company is undertaking the required pit pushback to obtain the optimized ounces as per the revised open pit design, which resulted in an increase of approximately 150,000 ounces of gold mineral reserves on a 50% basis.

Jacobina

Jacobina exceeded its production plan, and posted record-setting quarterly gold production at 47,503 ounces during the second quarter. Mill throughput for the quarter was well above plan, with recovery rates and grade as expected. Throughput averaged 7,500 tonnes per day ("tpd") in May and approximately 7,200 tpd over the full second quarter, a 5% increase compared to the previous quarter.

During the first quarter, a new Falcon concentrator and cyclone bank were installed, while an additional Knelson concentrator was installed on grinding line two in the second quarter. Other initiatives include an increase in the diameter of the pipeline feeding the tailings storage facility from 10 to 16 inches to relieve pipe pressures thereby increasing design limits. Throughput for the balance of the year is expected to increase to rates above those experienced in the second quarter to approximately 7,500 tpd which represents the permitted operational point.

Additionally, the Jacobina processing team continued to fine-tune the operation of the plant, optimizing the aperture of the crushers and sizing of the screens to reduce the feed size of material entering the ball mills, thereby improving milling performance. Furthermore, a new combination of mill liners and grinding balls allowed an increase in throughput while maintaining grinding size.

Cerro Moro

Cerro Moro second quarter GEO(1) production was 25,313, with gold production of 14,488 ounces and silver production of 736,823 ounces, a significant increase as compared to 15,451 GEO(1) in the prior year period. During a period of adverse weather conditions limiting travel to site and impacting shift changes, the Company made certain health, safety and other site improvements originally slated for the second half of the year, which will benefit future quarters. The opening of more mining faces and transition to more mill feed coming from underground ore, at higher grades than the open pit ore, continued in the quarter with Zoe contributions becoming more prevalent. This trend will continue throughout the second half of 2021, with most of the ore to plant coming from Escondida Far West, Zoe, Escondida Central and Escondida West.

The Company expects higher gold production in the second half of the year, with increases in grade. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd as seen in the first quarter. The mine saw linear development continue during the quarter and will continue to improve throughout the year, further supporting the much higher second half of 2021 production profile.

The Company is evaluating construction of a heap leach operation, a lower-cost processing alternative, that would facilitate the processing of lower-grade mineral reserves, potentially extending mine life. The evaluation is in the early stages with a preliminary study completed, and metallurgical lab testing currently underway. Yamana has submitted 8 samples consisting of 800 kg each to a prominent laboratory in Canada to run column tests, to evaluate the potential for heap leach recovery from near surface vein mineralization. Samples were collected from prior quarter diameter drill holes and surface trench saw cut bedrock samples. Preliminary results after 81 days of leaching have been reported and five of the zones tested returned results suggesting recoveries of over 70% could be achieved. Studies are ongoing and full results with reagent consumption and effects of grain size on recovery will be reported before year end. The results indicate good potential for leaching of both oxidized near surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold bearing veins. Following the positive preliminary metallurgical results, Yamana has planned a targeted drilling program with the objective of defining a heap-leachable inventory of 5 million tonnes by the end of 2022. In the first half of 2021, Yamana also completed a scoping study for a plant expansion using a more energy-efficient comminution configuration. The study indicated that a doubling of plant throughput to approximately 2,200 tpd could potentially be achieved with modest capital investment and would significantly reduce processing costs per tonne. In the second half of the year, Yamana will undertake metallurgical testing to confirm the assumption of the scoping study before advancing to the next level of engineering.

El Peñón

El Peñón had a strong second quarter, with GEO(1) production of 52,607, including gold production of 39,492 ounces and silver production of 891,255 ounces, compared to 47,925 GEO(1) in the prior year period. The higher grade La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep sectors zones will come into production in the second half of the year, contributing to higher planned production in the third and fourth quarters. The Company observed strong grades at El Peñón in June, with 4.29 g/t gold and 117.8 g/t silver. These grades were achieved ahead of plan, and trending towards the higher grades that are anticipated to be continuously observed in the third and fourth quarters. The Company expects that a strong second half of 2021 will account for approximately 57% of gold and silver production at El Peñón. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production is to establish additional mining sectors for increased mine production. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deeps is an important component of that strategy, and accessing those new areas will provide increased mining flexibility.

Minera Florida

Minera Florida had a strong second quarter, with production above plan and prior year production. Linear development that is in line with the mine's strategy of increasing flexibility continues to advance ahead of plan, and exploration results continued to demonstrate extensions of identified areas of mineralization and new discoveries. The positive results were primarily due to increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones, and processing tonnes were supplemented from lower grade ore and stockpiles. The Company is now reactivating and optimizing formerly decommissioned ore passes, with two ore passes already re-established, and an additional ore pass at Satellite Fantasma-Polvorin scheduled to commence construction in August. The ore passes are expected to further reduce haulage distance and increase operational flexibility as a result of additional haulage routes. Ongoing initiatives to improve development cycle times have now increased underground development beyond the previous rates of 1,200-1,300 metres per month, achieving 1,344 metres in June, at a lower unit cost, bringing forward access to new production levels and unlocking additional mining sectors. Internalization of mining activities, ongoing optimization of the haulage network, and increasing disposal of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter has identified several opportunities for increased recovery and reduced operating costs. Management is currently in the process of prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

In line with the 10-year outlook, the plant de-bottlenecking study and preparation of the environmental and social impact assessment ("ESIA") are advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, which would increase annual gold production to approximately 120,000 ounces. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month through incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

Jacobina Phased Optimization With Lower Capital Requirements

As reported in a separate announcement today, the Company has made significant progress on the Phase 2 expansion to increase daily throughput to 8,500 tpd and raise production to 230,000 ounces per year. Today's announcement also includes a highly positive exploration update for Jacobina that supports the phased expansion and underscores the operation's exceptional long-term growth potential and ability to further extend strategic mine life.

The success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings system combined with operational improvements, without requiring the installation of an additional ball mill. This approach, which follows a similar approach to that which has been the basis for the quarter-over-quarter success of Jacobina over the past several years, significantly reduces capital expenditures, improves energy efficiency, and de-risks the project. Capital expenditures are expected to be significantly lower than the original planned capital estimated in the Phase 2 pre-feasibility study, an amount not exceeding $15 million to $20 million. Subject to successful completion of required permit modifications, Jacobina would begin processing at the new Phase 2 rate by the second half of 2023.

As previously presented in the Company’s 10-year production outlook, Yamana is evaluating a further expansion at Jacobina to increase throughput to 10,000 tpd, referred to as Phase 3. With the Phase 2 expansion now underway with a simpler process at reduced capital costs, the Company will now pursue the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, tailings strategy, and permitting, while managing capital expenditure and cash flow.

For additional details, please see the press release titled: 'Yamana Gold Reports Significant Progress on Phase 2 Expansion at Jacobina and Strong Exploration Results for the Operation' available on the Company's website at www.yamana.com.

The Wasamac Project Update and Positive Development Decision

On July 19, 2021, the Company announced the results of several studies on the Company’s wholly-owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, intended to corroborate diligence reviews conducted by the Company on its purchase of the Wasamac project in early 2021, and update a historical feasibility study. These studies updated the baseline technical and financial aspects of the Wasamac project that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews. The Wasamac project further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue Region, where Yamana has deep operational and technical expertise and experience.

Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at approximately two-and-a-half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027, however, the Company has already identified opportunities to improve the production ramp-up and decrease the processing plant construction period, which would improve significantly over the feasibility study's base case production profile. To increase the level of confidence in metallurgical and geomechanical assumptions, Yamana is considering the recommendation for an underground bulk sample, which could commence earlier on a separate environmental permit. The bulk sample would require ramp access to the underground mineralization. As part of the studies, the following optimization highlights were provided:

  Mineral reserves of 1.91 million gold ounces at an unchanged average gold grade of 2.56 g/t for an initial mine life of 10 years.
  Rapid production ramp-up in first year followed by sustained gold production of approximately 200,000 ounces per year for at least the next four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.
  Average life of mine (“LOM”) gold production of 169,000 ounces per year with average throughput of 7,000 tpd.
  Optimized mining method and mining sequence, utilizing a combination of longitudinal and transverse stoping with paste fill, which resulted in a higher production rate, reduced dilution, and a 26% reduction in LOM development metres.
  Initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities for optimizations.
  The Company plans to fully fund development with available cash and cash flows.
  Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment.
  LOM cash costs(2) and AISC(2) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with Yamana's benchmark costs.
  Robust project economics including net present value (“NPV”) of $254 million with an after-tax internal rate of return (“IRR”) of 16.1% at $1,550 per ounce of gold and NPV of $470 million and after-tax IRR of 24% at $1,850 per ounce of gold based on mineral reserves and excluding future upside potential from encouraging exploration prospects.
  As of 2028, Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, is expected to climb to approximately 450,000-500,000 ounces and remain at this level through 2035.
  Wasamac is designed as a modern underground operation with a small footprint and minimal infrastructure on the south of the Route 117 highway. Tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility approximately six kilometres northwest of the processing plant.
  Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution.
  Using a conveyor rather than diesel trucks to transport ore to surface is expected to reduce CO2 emissions by more than 2,200 tonnes per year, equivalent to taking 500 cars off the road. Over the LOM, the Company expects to reduce CO2 emissions by more than 20,000 tonnes.

There is excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. A planned infill and exploration drilling campaign to generate additional mineral reserves has the potential to sustain a 200,000-ounce production level for an extended period and support a strategic mine life of more than 15 years. Preliminary plans include 120,000 metres of drilling in 2021 and 2022 with a budget of $15 million over the two-year period.

Lastly, there are further optimization and life extension opportunities for further conversion of mineral resources to mineral reserves is expected through engineering, especially surrounding the historic mining zone, the utilization of the full design capacity of 7,500 tpd that could increase annual gold production, additional metallurgical drilling and test work to be carried out to evaluate the potential increase in gold recovery through the installation of a flotation and concentrate leach circuit and opportunities to accelerate the project execution plan to bring forward first gold production. Future infill drilling programs will include assaying for silver, which has the potential to improve project economics and reduce AISC.(2)

Acquisition of Francoeur, Arntfield and Lac Fortune Properties

On June 21, 2021, the Company entered into a Definitive Purchase Agreement to acquire the Francoeur, Arntfield and Lac Fortune properties from Globex Mining Enterprises Inc. (“Globex”). The Francoeur property is located adjacent to Yamana’s Wasamac project and covers the western extension of the Wasa shear zone. This acquisition adds six kilometers of highly prospective strike length for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

The property also covers several historical gold producers located along the shear zone and notwithstanding past production, exploration will build on a historical drill database of 1,024 drill holes by drilling several high potential targets with significant gold intercepts located outside of the historically mined areas as well as extending known mineral resources. Wasamac, Francoeur and Arntfield have recorded past production of over 720,000 ounces of gold, with Francoeur and Arntfield contributing ounces at a grade of 6.2 g/t and 4 g/t of gold, respectively.(6) Further, Francoeur currently has a historic mineral resource of approximately 66,600 ounces of gold at a grade of 6.5 g/t of gold in the measured and indicated categories. Mineralization along the Wasa shear zone has been exposed in trenches recently completed by Globex and is very similar in character to the Wasamac resource mineralization indicating the strong exploration potential of the property. Given the proximity to the Canadian Malartic mine of another block acquired as part of the transaction, which has several positive historical drill intercepts, consideration is being given for a potential transfer into the Canadian Malartic General Partnership exploration program, which would modestly decrease the acquisition cost for the Company.

The Odyssey Project Advancing on Schedule

The Company and its partner announced a positive construction decision for the Odyssey project at Canadian Malartic on February 11, 2021.

The Company and its partner note that several key processes and activities are progressing as planned:

  Overburden excavation and grouting were completed to prepare for construction of the production shaft and headframe.
  Underground ramp development is ahead of schedule with approximately 764 linear metres of development now completed during 2021 (1,587 linear metres total). Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform established in early July.
  Underground ramp development is currently ahead of schedule.
  Odyssey human resources ramp-up is progressing on target, with over 200 employees and contractors hired in a variety of functions including mine development, surface construction and resource development.
  Permitting is advancing as expected, with the approval of Provincial Highway 117’s left-turn lane construction for 2021 signed by the Minister. Construction is currently underway and is expected to be completed by the end of the year. Decree amendment analysis and mining leases are currently under discussion with the relevant authorities.
  During the second quarter, the shaft collar construction was completed, and engineering progress occurred on the headframe and hoist rooms, paste plant, power line/substation and surface workshop/warehouse. The headframe and hoist room construction is slated to begin in the third quarter of 2021.
  Procurement progressed well during the quarter, with the main highlights being the purchase of the sinking hoist, contract for the auxiliary hoist being awarded, and tenders sent for the service hoist, production hoist. Lastly, the first bids for tender for the mobile underground fleet have been received and are being analyzed.

As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces (100% basis) with annual production trending lower on a yearly basis to approximately 123,000 ounces (100% basis) by 2028. Underground production will start in 2023 and increase yearly, adding approximately 932,000 ounces (100% basis) during the 2023-2028 construction period—at cash costs(2) of $800 per ounce—including approximately 385,000 ounces (100% basis) by 2028.

Net proceeds from the sale of the 932,000 ounces (100% basis) of underground production would significantly reduce the external cash requirements for the construction of the Odyssey project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

MARA Project Continuing Progress

The MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance engagement with local communities and stakeholders, advance the feasibility study and the Project's permitting process. The feasibility study, which will provide updated mineral reserves, production and project cost estimates for the Project, is being overseen by the Technical Committee comprised of members of the three companies. Key technical results are expected during 2021, and the Company notes that a considerable amount of information in the pre-feasibility study is already at feasibility study level, mostly as a result of the Integration Transaction. The full feasibility study report and submission of the ESIA are expected in late 2022.

After obtaining all required permits from the respective authorities including citizen participation and social consultation seminars, the MARA Project began activities at site. Work continued to progress well during the quarter, including environmental base line studies and sampling, as well as geotechnical, hydrological and other field engineering activities. The metallurgical drilling program at the Agua Rica site is well underway, reaching 1,410 meters in 7 drillholes by the end of the second quarter, with the remaining drillholes to be completed early in the third quarter. The drilling activities will continue with the geotechnical program to support the feasibility study, and the Company is reviewing a drilling program for resource delineation and resource expansion drilling for later in the year. Confirmatory metallurgical test-work for the newly collected samples is being advanced at two prominent laboratories in British Columbia, Canada.

The MARA Project will rely on processing ore from the Agua Rica site at the Alumbrera plant in the Catamarca Province of Argentina. The project design minimizes the environmental footprint of the project in consideration of the input of the local stakeholders, and MARA is planned to be a multi-decade, low cost copper-gold operation with annual production in the first 10 years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and poses one of the lowest capital intensity of the comparable projects globally. The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and value realization process, through Yamana’s controlling interest in the project.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets. The Company's recent acquisition of several properties adjacent to the Wasamac project from Globex Mining is illustrative of this strategy.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle, although are otherwise treated as any other portfolio investments. The acquisition by the Company of 24 million shares of Ascot Resources Ltd. ("Ascot") during the quarter, representing 6.4% of the outstanding shares, for aggregate consideration of $16.5 million is an example of the latter. In line with its investment strategy, the Company also holds interests in other exploration stage companies in Canada including Quebec and British Columbia, amongst other prominent areas.

GENERATIVE EXPLORATION PROGRAM

During the second quarter, exploration drilling and other field activities continued to ramp up in most jurisdictions as responses to COVID-19 restrictions were managed and vaccination campaigns gained a foothold over the COVID-19 spread. Drilling activities continued in Brazil at Lavra Velha, Jacobina Norte and at the São Francisco discovery at Borborema, while initial exploration drilling was initiated late in the quarter at the Colier property. Exploration in Chile in the quarter included surface work at early stage projects near the El Peñón mine and elsewhere in preparation for RC scout drilling programs later in the year. In Argentina, surface work was completed on the Company’s Las Flechas property, where drilling in 2021 is planned to test breccia-related high-sulphidation epithermal gold targets. At Monument Bay, Manitoba, deep drilling continued during the quarter, designed to test the down plunge projections of modeled, plunging high-grade zones at the Twin Lakes target, and drilling was initiated at the recently acquired advanced Wasamac property, in the Abitibi belt, Quebec.

KEY STATISTICS

Key operating and financial statistics for the second quarter 2021 are outlined in the following tables.

Financial Summary

(In millions of United States Dollars, except for per share and per unit amounts)	Three months ended June 30
	2021	2020
Revenue	$437.4	$303.4
Cost of sales excluding depletion, depreciation and amortization	(173.8)	(126.3)
Depletion, depreciation and amortization	(108.6)	(76.3)
Total cost of sales	(282.4)	(202.6)
Temporary suspension, standby and other incremental COVID-19 costs	(12.7)	(19.2)
Mine operating earnings	142.3	81.6
General and administrative expenses	(17.0)	(25.4)
Exploration and evaluation expenses	(7.8)	(2.9)
Net (loss) earnings attributable to Yamana equity holders	(43.9)	—
Net (loss) earnings per share - basic and diluted (i)	(0.05)	—
Cash flow generated from operations after changes in non-cash working capital	153.5	92.2
Cash flow from operations before changes in non-cash working capital(2)	167.8	118.1
Revenue per ounce of gold	$1,817	$1,713
Revenue per ounce of silver	$25.96	$16.83
Average realized gold price per ounce (2)	$1,817	$1,713
Average realized silver price per ounce (2)	$26.05	$16.83

(i)     For the three months ended June 30, 2021, the weighted average number of shares outstanding was 965,595 thousand (basic and diluted).

Operating Summary

Costs	Three months ended June 30
(In United States Dollars)	2021	2020
Per GEO sold (1)
Total cost of sales	$1,170	$1,146
Cash Costs (2)	$720	$715
AISC (2)	$1,081	$1,125

	Three months ended June 30
Gold Ounces	2021	2020
Canadian Malartic (50%) (3)	92,106	56,785
Jacobina	47,503	45,646
Cerro Moro	14,488	8,175
El Peñón	39,492	35,760
Minera Florida	23,813	17,775
TOTAL	217,402	164,141

	Three months ended June 30
Silver Ounces	2021	2020
Cerro Moro	736,823	730,571
El Peñón	891,255	1,277,238
TOTAL	1,628,078	2,007,809

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company will host a conference call and webcast on Friday, July 30, 2021, at 9:00 a.m. ET.

Second Quarter 2021 Conference Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	4990591#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	1816940#

The conference call replay will be available from 12:00 p.m. ET on July 30, 2021, until 11:59 p.m. ET on August 30, 2021.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1) GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 68.01 for the three months ended June 30, 2021, and 105.14 for the three months ended June 30, 2020.

(2) A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three and six months ended June 30, 2021 and in the 'Non-GAAP Performance Measures' section below.

(3) Included in the 2020 comparative gold production figure is 2,651 of pre-commercial production ounces related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit, which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.

(4) Net earnings (loss) and adjustments to net earnings (loss) represent amounts attributable to Yamana Gold Inc. equity holders.

(5) Calculated on 200,000 exposure hours basis including employees and contractors. This value does not include Canadian Malartic in which we hold a 50% interest.

(6) Historical production for the Francoeur and Arntfield mines is from the Francoeur NI 43-101 Technical Report published by Richmont Mines in August 2012; Historical production for the Wasamac mine is from the Wasamac NI 43-101 Technical Report published by Monarch Gold in December 2018. Both NI 43-101 Technical Reports are available on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Debt;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three and six months ended June 30, 2021.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold and AISC per GEO sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.

NET DEBT

The Company uses the financial measure "net debt", which is a non-GAAP financial performance measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial performance measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. Cash related to the MARA Project is added back to the net debt calculation on the basis that the cash is specific to the MARA Project, and not available to the Company for the purposes of debt reduction.

When the cash and cash equivalent balance exceeds the total debt, the Company is in a "net cash" position.

A reconciliation of Net Debt at June 30, 2021 and December 31, 2020 is provided in Section 11 of the Company's MD&A for the three and six months ended June 30, 2021, which is available on the Company's website and on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow Before Dividends and Debt Repayment", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures	Three months ended June 30
(In millions of United States Dollars)	2021	2020
Cash flows from operating activities	$153.5	$92.2
Adjustments to operating cash flows:
Amortization of deferred revenue	4.5	3.9
Temporary suspension, standby and other incremental COVID-19 costs	12.7	19.2
Non-discretionary items related to the current period
Sustaining capital expenditures	(46.1)	(26.5)
Interest paid	(21.8)	(22.5)
Payment of lease liabilities	(4.3)	(4.0)
Cash used in other financing activities	(2.2)	(2.0)
Net free cash flow	$96.3	$60.3
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(47.4)	$(23.1)
Cash flows used in other investing activities	$2.0	$(0.3)
Effect of foreign exchange of non-USD denominated cash	$0.3	$1.3
Free cash flow before dividends and debt repayments	$51.2	$38.2

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided in Section 11 of the Company's MD&A for the three and six months ended June 30, 2021, which is available on the Company's website and on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
  Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

(All amounts are expressed in United States Dollars unless otherwise indicated.)
(See end notes on at end of press release)